Exhibit 99.34

STANDARD LITHIUM PROVIDES DEMONSTRATION PLANT OPERATIONAL

UPDATE RELATED TO COVID-19 MANAGEMENT

March 30th, 2020 – Vancouver, BC – Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLL) (OTCQX: STLHF) (FRA: S5L) provides an update on the current status of the Company’s LiSTR Direct Lithium Extraction Demonstration Plant at Lanxess’ South Plant facility in southern Arkansas (the “Site”) in relation to the ongoing COVID-19 outbreak. The Company is actively monitoring the COVID-19 pandemic and working closely with Lanxess to implement preventative measures at the Company’s Site to safeguard the health of its employees and contractors, while continuing to operate effectively and responsibly in its communities and within the greater south Arkansas brine operations. Some of the measures being put into place include:

•	Continuing operations at the Site with the minimum staff present on site as required;

•	Screening all contractors and external visitors to site for risk factors, as well as employees returning on shift change;

•	Requiring employees who show symptoms or are in close contact with someone with symptoms to stay home from work;

•	Suspension of all international travel and requiring employees returning from travel outside of the USA or Canada to self-isolate for the government recommended 14-day self-quarantine period;

•	Implementing work-from-home practices where possible, including ongoing process engineering and optimisation work at the Company’s LiSTR demonstration plant;

•	Reducing in-person meetings and transitioning to videoconferencing where possible, as well as restricting any large gatherings;

•	Enhanced cleaning and disinfecting protocols at the Site on hard surfaces and especially at touch-points; and,

•	Promoting personal preventative measures, such as frequent handwashing, and increasing awareness of social distancing practices.

These safety guidelines follow those outlined by the U.S. Federal Government, State Government of Arkansas, the Government of Canada and the Provincial Governments of British Columbia and Ontario. These guidelines also comply with the site-specific guidance developed for the operational South Plant. These guidelines will be updated as and when required based both on government advice as well as that of our project partner, Lanxess. The Company will provide updates to the market as appropriate.

Commissioning work at the Site continues with no significant negative impacts to date beyond the implementation of additional education and safety measures however it is too early to predict the potential full impact of the COVID-19 crisis. The Company will provide additional updates regarding successful completion of milestones in the near future.

About Standard Lithium Ltd.

Standard Lithium (TSXV: SLL) is a specialty chemical company focused on unlocking the value of existing large-scale US based lithium-brine resources. The Company believes new lithium production can be brought on stream rapidly by minimizing project risks at selection stage (resource, political, geographic, regulatory & permitting), and by leveraging advances in lithium extraction technologies and processes. The Company’s flagship project is located in southern Arkansas, where it is engaged in the testing and proving of the commercial viability of lithium extraction from over 150,000 acres of permitted brine operations. The Company is currently installing a first-of-its-kind Demonstration Plant that will use the Company’s proprietary technology to selectively extract lithium from LANXESS’ tailbrine. This Demonstration Plant will be used to prove commercial feasibility. The environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium.

The Company is also pursuing the resource development of over 30,000 acres of separate brine leases located in southwestern Arkansas and approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is listed on the TSX Venture Exchange under the trading symbol “SLL”; quoted on the OTC—Nasdaq Intl Designation under the symbol “STLHF”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at www.standardlithium.com.

On behalf of the Board,

Standard Lithium Ltd.

Robert Mintak, CEO & Director

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to future prices of commodities, accuracy of mineral or resource exploration activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affections such statements and information other than as required by applicable laws, rules and regulations.